Exhibit 99.1

Announces Unaudited Financial Results For the Six Months Ended June 30, 2025

PRELIMINARY NOTE

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes that appear in Form-20 filed to the SEC on May 15, 2025. In addition to historical consolidated financial information, the following discussion contains forward-looking statements the reflect our plans, estimates, and beliefs. Our actual results could differ materiality from those discussed in the forward-looking statements. Factors that could cause or contribute to these difference include those discussed below and elsewhere in this report. All amounts included herein with respect to the six months ended June 30, 2025 and 2024 (“Interim Financial Statements”) are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2025 and 2024 included elsewhere in this report. These Interim Financial Statements have been prepared in accordance with U.S Generally Accepted Accounting Principles, or U.S. GAAP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FBS GLOBAL LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a Singapore based green building contractor and an established interior fit-out specialist with a track record of over 20 years in institutional, residential, commercial and industrial building projects. As a green contractor focused on environmentally sound practices, we aim to bid tenders for green building projects, use green construction methods and green materials for our construction projects, including design, supply and installation of ceilings, partitions, timber deck, carpet, lead lining, acoustic wall paneling, built-in furniture as well as mechanical and electrical services of a building. Green construction methods and materials will lead to the reduction in energy, water and material resource usage in construction projects. and hence reduce the potential environmental impact. We also seek to use green materials that are made of recycled or recyclable materials and/or sustainably sourced materials.

We also try to recommend and introduce green features to the buildings we construct. Green buildings are generally more energy efficient than conventional buildings. Some of the key features that might be commonly found in green buildings are:

●	Improved glass insulation to reduce solar heating through windows;

●	Increased natural light, energy efficient lighting devices, and equipment-controlled lighting;

●	Energy efficient cooling plants and ventilation systems for air conditioning;

●	Building management systems to monitor and control equipment and optimize energy use; and

●	The use of photovoltaic cells for solar projects.

We are engaged in interior fitting-out works for mixed developments, private residential developments, hospitals and commercial developments. Notable projects in the last five years include Marina One, a mixed development at Marina Bay, Sengkang General Hospital, Outram Community Hospital and South Beach Development, a mixed development at downtown Singapore. Our main construction projects during the last five years include two industrial buildings, two private residential properties and an additional and alterations, or A&A, project to a hotel.

1

Results of Operations

Comparison of Six Months Ended June 30, 2024 and 2025

Our unaudited consolidated results of operations for the six months ended June 30, 2024 and 2025, respectively, are summarized below:

	For the Six Months Ended June 30,
	2024	2025	2025	Variances
	S$	S$	US$	%

Revenue	8,333,053	7,844,606	5,961,901	(5.9)
Cost of revenue	7,155,034	6,494,335	4,935,695	(9.2)
Gross Profit	1,178,019	1,350,271	1,026,206	14.6

Operating expenses
General and Administrative Expenses	1,142,906	1,086,808	825,974	(4.9)
Total operating expenses	1,142,906	1,086,808	825,974	(28.2)

Income from operations	35,113	263,463	200,232	650.3

Other income (expenses)
Interest expenses, net	(42,559)	(10,287)	(7,818)	(75.8)
Finance expense, net	(3,289)	(1,929)	(1,466)	(41.3)
Other income	110,890	94,929	72,146	(14.4)
Foreign exchange, net	3,542	(102,196)	(77,669)	(2,985.3)
Total other income (expense), net	68,584	(19,483)	(14,807)	(128.4)

Income before provisions for income taxes	103,697	243,980	185,425	135.3
Income tax expense	(79,033)	-	-	(100.0)
Net income	24,664	243,980	185,425	8.9

Revenue

Our revenue is derived mainly from the following revenue streams: (i) construction contracts and (ii) sales of construction materials.

The following table presents revenue by major revenue type for the six months ended June 30, 2024 and 2025, respectively:

	For the Six Months Ended June 30
	2024 S$	2025 S$	2025 US$	Variances %
Revenue from construction contracts	8,333,053	7,792,924	5,922,623	(6.5)
Sales of construction materials	-	51,682	39,278	100.0
Total	8,333,053	7,844,606	5,961,901	(5.9)

For all major revenue types, revenue is derived from individual contracts/projects on a non-recurring basis. Revenue is recognized by reference to the stage of completion of the contract activity, using the input method, whereby the actual construction costs to date was compared to the total budgeted costs for a project to estimate the revenue recognized.

The total revenue decrease by approximately S$488,000, or 5.9% from approximately S$8.3 million for the six months ended June 30, 2024 to approximately S$7.8 million (US$6.0 million) for the six months ended 30, 2025. The decrease was primarily the result of fewer progress claimed due to few projects were in beginning stage for the period.

The revenue from construction contracts decreased by approximately S$540,000, or 6.5% from approximately S$8.3 million for the six months ended June 30, 2024 to approximately S$7.8 million (US$6.0 million) for the six months ended June 30, 2025. Total number of projects that contributed to the revenue from construction contracts was 17 for the six months ended June 30, 2025 as compared to 15 for the six months ended June 30, 2024. Although there were more projects for the six months ended June 30, 2025, fewer projects were in the beginning stage for the period which resulted in a decrease in revenue as compared to the six months ended June 30, 2024.

The revenue generated by sales of construction materials increased by approximately S$52,000, or 100.0% from approximately S$0 for the six months ended June 30, 2024 to S$52,000 (US$39,000) for the six months ended June 30, 2025. The increase in sales of construction material was mainly related to the construction projects in Singapore and there were demands of material that required at sites.

2

The major factors affecting our revenue include the following:

-	Our ability to secure new contracts and the value of these contracts as our revenue is derived on a project by project, non-recurring basis. This is in turn dependent on several other factors such as our pricing, our project track record/ execution capability, our reputation and the competitive environment;

-	our ability to maintain our business relationship with our customers, in particular with main contractors for future invitations to quote for interior fitting-out works;

-	our ability to complete the projects on a timely basis and deliver quality works. This is in turn dependent on the timeliness of material delivery, quality of our subcontractors and our workers, and our project management expertise. The overall construction schedule on-site is also affected by many factors, such of which are not within our control. As our revenue is recognized by reference to the stage of completion, our revenue is dependent not only on the number of projects, their contract value, but also on the amount of projects completed;

-	our ability to remain competitive, whether in pricing or in our ability to respond to customers’ needs or in the adoption of construction technologies (where required);

-	changes in laws and regulations that affect (i) the construction industry in the countries we operate in, which amongst others, may in turn affect our ability to conduct certain scope of works or employ workers; and (ii) the property segments, such as government spending on hospitals, or legislations that affect the property market;

-	the overall construction industry in the countries we operate in and the overall macroeconomic conditions; and

-	our ability to continue to retain the services of our key management personnel, in particular our Executive Directors who are leading the Group in business development and project management.

Please refer to the section entitled “Risk Factors” of this Offer Document for a more comprehensive discussion of other factors which may affect our business operations and financial performance.

Cost of revenue

Our cost of revenue refers to direct costs incurred in the process of carrying out project activities. It includes subcontracting costs, direct material costs, labor cost, equipment rental costs and overhead costs. When it is probable that total contract costs will exceed total contract value, the expected loss is recognized as an expense immediately.

Our projects typically do not allow for any adjustments to the contract value in the event there is an escalation in our costs during the course of the project. Any increase in those costs will be borne by us and will have an impact on our eventual profit margins. Additional costs due to additional work from variation orders have to be borne by us until customers make payment in respect of such variation orders.

The breakdown of our cost of revenue for the six months ended June 30, 2024 and 2025 is set out below:

	For the Six Months Ended June 30,
	2024	2025	2025	Variances
	S$	S$	US$	%

Subcontracting costs	2,730,752	1,717,304	1,305,151	(37.1)
Material costs	2,473,974	2,658,243	2,020,265	7.4
Labor costs	1,224,513	1,291,022	981,176	5.4
Equipment rental costs	117,409	74,042	56,272	(36.9)
Overhead costs	608,386	753,724	572,831	23.9
Total	7,155,034	6,494,335	4,935,695	(9.2)

The total cost of revenue decreased by approximately S$0.7 million, or 9.2% from approximately S$7.2 million for the six months ended June 30, 2024 to approximately S$6.5 million (US$4.9 million) for the six months ended June 30, 2025.

3

The cost of revenue for subcontracting decreased by approximately S$1 million, or 37.1% from approximately S$2.7 million for the six months ended June 30, 2024 to approximately S$1.7 million (US$1.3 million) for the six months ended June 30, 2025. The decrease in the cost of revenue associated with subcontracting costs is a result of undertaking fewer new projects during the six months ended June 30, 2025.

The cost of material increased by approximately S$184,000, or 7.4% from approximately S$2.5 million for the six months ended June 30, 2024 to approximately S$2.7 million (US$2.0 million) for the six months ended June 30, 2025. The increase of cost of material costs was due to the inflation and the initial startup stage of few projects during the six months ended June 30, 2025.

The cost of direct labor increased by approximately S$66,000, or 5.4% from approximately S$1.2 million for the six months ended June 30, 2024 to approximately S$1.3 million (US$1 million) for the six months ended June 30, 2025. The increase in the cost of direct labor was due to the same reason as the addition in subcontracting costs: the Company undertook more new projects during the six months ended June 30, 2025.

The cost of equipment rental decreased by approximately S$43,000, or 36.9% from approximately S$117,000 for the six months ended June 30, 2024 to approximately S$74,000 (US$56,000) for the six months ended June 30, 2025. The decrease in equipment rental costs was due to few of the projects completed during the financial period and the new projects are not required extra equipment for the six months ended June 30, 2025.

The cost of overhead increased by approximately S$145,000, or 23.9% from approximately S$608,000 for the six months ended June 30, 2024 to approximately S$754,000 (US$573,000) for the six months ended June 30, 2025. The increase of cost of overhead was the result of increase warehouse rent which mainly come from a project at T301.

The breakdown of our cost of revenues by revenue types is set out below:

	For the Six Months Ended June 30,
	2024	2025	2025	Variances
	S$	S$	US$	%

Construction contracts	7,155,034	6,464,738	4,913,201	(9.6)
Sales of construction materials	-	29,597	22,494	100
Total	7,155,034	6,494,335	4,935,695	(9.2)

Total cost of revenue from construction contracts decreased by approximately S$690,000, or approximately 9.6% from approximately S$7.2 million for the six months ended June 30, 2024 to approximately S$6.5 million (US$4.9 million) for the six months ended June 30, 2025. The decrease was mainly due to the Company undertaking fewer new projects during the six months ended June 30, 2025.

Our cost of revenue is mainly dependent on the following factors:

-	We rely on the services of our subcontractors to carry out certain portions of work undertaken by us, such as installation of interior fitting-out works, builder works, mechanical and electrical engineering works. Subcontracting costs are affected by the market demand and supply of qualified subcontractors as well as the government policies regulating the supply and availability of foreign workers;
-	Material costs mainly related to supplies purchased for installation of interior fitting-out works, whose underlying raw materials included gypsum (that are used in plasterboards) and steel (that are used for fastening). However, the cost of the supplies to us are also affected by factors such as market demand and supply conditions and consideration of the size of the project, our payment terms and our relationship with our suppliers;
-	Labor costs relate to the salaries, CPF contributions, foreign worker levy and bonus for employees whose work is directly associated with on-site works. Labor costs are affected by government policies, the demand and supply of workers, the competition for workers and general wage trend of the construction industry;
-	Equipment rental fees relate to the fees paid for equipment that we do not own, typically for cranes, excavator, boom lifts, forklifts, scissor lifts. The equipment rental fees are affected by the availability, demand and supply of such rental equipment and the duration for which we have to rent them; and
-	Overhead costs relate to fees such as depreciation, freight charges, professional fees (for instance, professional engineering fees), repair and maintenance, site expenses and testing fees.

4

Our cost of revenue is affected by, inter alia, the following factors:

-	the changes in prices of construction materials;
-	changes in government regulations and requirements, which may in turn affect labor costs and subcontracting costs;
-	the level of competition, demand and supply for resources deployed at the project site;
-	variation orders and works carried out during the defect liability period, which may incur costs without corresponding revenue or revenue recognized in the same financial period;
-	site progress, including delays which may lead to cost overrun;
-	government regulations and requirements as changes in regulations and requirements in relation to employment of foreign workers, for example, may result in higher compliance costs; and
-	our ability to manage projects effectively and avoid cost over runs.

Please refer to the section entitled “Risk Factors” in this Offer Document for other factors which may affect our cost of sales.

Gross Profit

Our gross profit from our major revenue type is summarized as follows:

	For the Six Months Ended June 30,
	2024	2025	2025	Variances
	S$	S$	US$	%

Construction contracts
Gross profit	1,178,019	1,328,186	1,009,421	13
Gross profit margin	14.1%	20.5%	20.5%

Sales of construction materials
Gross profit	-	22,085	16,785	100
Gross profit margin	-	74.6%	74.6%

Total
Gross profit	1,178,019	1,350,271	1,026,206	15
Gross profit margin	14.1%	17.2%	17.2%

Our gross profit increased by approximately S$0.17 million, or 15% from approximately S$1.2 million for the six months ended June 30, 2024 to approximately S$1.35 million (US$1 million) for the six months ended June 30, 2025. The increase was mainly due to the high gross profit margin from a project ICA A&A as compared to the six months ended June 30, 2024.

Gross profit from construction contracts increased by approximately $0.15 million, or 13% from approximately S$1.2 million for the six months ended June 30, 2024 to approximately S$1.3 million (US$1 million) for the six months ended June 30, 2025. The increase was partly due to the decrease in unit subcontracting and labor costs and partly due to increase in revenue generated from relatively smaller sized projects undertaken in 2025, as compared to 2024.

Gross profit from sales of construction materials increased by approximately S$22,000 or 100.0% from approximately S$0 for the six months ended June 30, 2024 to approximately S$22,000 (US$17,000) for the six months ended June 30, 2025. The increase was mainly due to the increase in corresponding revenue resulting from the more of material demand.

The gross profit margin increased by 3.1% from 14.1% for the six months ended June 30, 2024 to 17.2% for the six months ended June 30, 2025. This increase was primarily due to decrease in cost of revenue of the six months ended June 30, 2025, the subcontracting cost decrease due to the Company undertaking fewer new projects at the beginning stage during the six months ended June 30, 2025.

5

Operating Expenses

Our operating expenses consist of general administrative expenses. General administrative expenses mainly comprised directors’ remuneration, staff costs, professional fees, depreciation, rental expenses, property-related expenses such as property tax and maintenance fees and upkeep of motor vehicles.

The breakdown of the general and administration expenses is shown as follows:

	For the Six Months Ended June 30,
	2024	2025	2025	Variances
	S$	S$	US$	%

Employees’ salaries and benefit	399,178	538,340	409,138	34.9
Depreciation	83,195	84,983	64,586	2.1
Legal and Professional fees	364,634	279,076	212,098	(23.5)
Administrative expenses	275,364	184,409	140,150	(33.0)
Other expenses	20,535	-	-	(100.0)
Total	1,142,906	1,086,808	825,972	(4.9)

Our general and administration expenses decreased by approximately S$56,000, or 4.9% from approximately S$1.1 million for the six months ended June 30, 2024 to approximately S$1.1 million (US$826,000) for the six months ended June 30, 2025. The decrease was mainly due to the decrease in professional fees and administrative expenses of approximately S$86,000 and S$91,000 respectively for the six months ended June 30, 2025.

Other Incomes (expenses)

Our other incomes (expenses) consist of interest expenses, finance cost, other income, and foreign exchange gain (loss). Other incomes (expenses) decreased by approximately S$88,000, or 128% from income approximately S$69,000 for the six months ended June 30, 2024 to loss approximately S$19,000 (US$15,000) for the six months ended June 30, 2025.

Interest expenses decreased by approximately S$32,000, or 76% from approximately S$43,000 for the six months ended June 30, 2024 to approximately S$10,000 (US$8,000) for the six months ended June 30, 2025. The decrease was primarily due to the finance leases were almost settled during the financial period.

Finance expense decreased by approximately S$1,000, or 41.3% from approximately S$3,000 for the six months ended June 30, 2024 to approximately S$1,900 (US$1,500) for the six months ended June 30, 2025. The decrease was primarily due to the decrease in bank charges for transaction activities.

Other income, consisting mainly of compensation from a legal case, decreased by approximately S$15,000, or 14.4% from approximately S$111,000 for the six months ended June 30, 2024 to approximately S$95,000 (US$72,000) for the six months ended June 30, 2025. The decrease was primarily due to the compensation from a legal case in prior period for the six months ended June 30, 2025.

Foreign exchange (loss) gain decreased approximately S$100,000, or 2,985.3% from a gain of approximately S$4,000 for the six months ended June 30, 2024 to loss of approximately S$100,000 (US$77,000) for the six months ended June 30, 2025. The exchange rate differences were the result of current account of the company that were denominated in USD as compared to the Company’s books and records using SGD.

Income tax expense

Our income tax expense decreased by approximately S$79,000, or 100% from approximately S$79,000 for the six months ended June 30, 2024 to approximately S$0 (US0) for the six months ended June 30, 2025. This increase was primarily due to the increase in the above mentioned factors resulting from increase in income before provisions for income taxes.

Net income

As a result of the foregoing, we reported a net income of S$24,664 for the six months ended June 30, 2024, as compared to net income of S$243,980 (US$185,425) for the six months ended June 30, 2025, an increase of S$219,316 or 889.2%.

Earnings per Share

Our earning per share increased by approximately S$0.02, or 100.0% from approximately (S$0.00) for the six months ended June 30, 2024 to approximately 0.02 (US$0.01) for the six months ended June 30, 2025. The computation of earnings per share is based on 11,250,000 and 13,500,000 shares for six months ended June 30, 2024 and June 30, 2025 respectively of the total issued and outstanding shares of our Ordinary Shares.

6

Capital Commitments

As of June 30, 2025, December 31, 2024, our Group did not have any material capital commitments.

Contingent Liabilities

As of June 30, 2025, December 31, 2024, we did not have any other material contingent liabilities except as disclosed above. See Contingencies.

Foreign Exchange Risk

The functional currency of our Group is the Singapore dollar. The only previous foreign exchange loss was due to a former customer’s invoices denominated in USD whom we no longer have business with.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits

7

FBS GLOBAL LIMITED

Unaudited Condensed Consolidated Balance Sheets

	As of	As of	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
ASSETS
Current assets
Cash	2,983,600	6,968,031	5,295,704
Accounts receivable, net	2,838,186	3,981,472	3,025,919
Contract assets	3,652,783	6,172,981	4,691,467
Other receivables – related parties	30,000	30,000	22,800
Income tax recoverable	230,835	230,835	175,435
Prepayments and other current assets	91,485	121,352	92,228
Total current assets	9,826,889	17,504,671	13,303,553

Non-current assets
Property, plant and equipment	3,597,144	3,512,161	2,669,242
Deferred offering cost	1,253,443	-	-
Deferred tax assets, net	304,482	304,482	231,406
Right of use assets, net – related party	711,389	357,673	271,831
Total non-current assets	5,866,458	4,174,316	3,172,479

Total assets	15,693,347	21,678,987	16,476,032

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	1,265,818	2,155,556	1,638,223
Contract liabilities	805,163	2,398,065	1,822,530
Current portion of bank borrowings	696,956	311,726	236,912
Due to related parties	522,847	30,772	23,387
Dividend payable	5,817,274	5,817,274	4,421,128
Financing lease liabilities, current	11,121	2,780	2,113
Operating Lease liabilities, current – related party	711,389	357,673	271,831
Accrued expenses and other current liabilities	1,249,912	657,632	499,800
Tax payable	203,517	64,271	48,846
Total current liabilities	11,283,997	11,795,749	8,964,770

Non-current liability
Bank borrowings, non-current	129,203	70,278	53,411
Total non-current liability	129,203	70,278	53,411

Total liabilities	11,413,200	11,866,027	9,018,181

Shareholders’ equity
Ordinary shares, 500,000,000 shares authorized; US$0.001 par value, 11,250,000 shares and 13,500,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively	15,203	18,128	13,777
Additional paid-in capital	2,684,797	7,970,705	6,057,736
Retained earnings	1,580,147	1,824,127	1,386,338
Total shareholders’ equity	4,280,147	9,812,960	7,457,851

Total liabilities and shareholders’ equity	15,693,347	21,678,987	16,476,032

See accompanying notes to unaudited condensed consolidated financial statements

F-1

FBS GLOBAL LIMITED

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income

	For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD

Revenues, net	8,333,053	7,844,606	5,961,901
Cost of revenue	7,155,034	6,494,335	4,935,695
Gross profit	1,178,019	1,350,271	1,026,206

Operating expenses:
Allowance for expected credit losses	-	-	-
General and administrative expenses	1,142,906	1,086,808	825,974
Total operating expenses	1,142,906	1,086,808	825,974

(Loss) Income from operations	35,113	263,463	200,232

Other income (expense):
Interest expenses, net	(42,559)	(10,287)	(7,818)
Finance expenses, net	(3,289)	(1,929)	(1,466)
Other income	110,890	94,929	72,146
Foreign exchange, net	3,542	(102,196)	(77,669)
Total other incomes (expenses), net	68,584	(19,483)	(14,807)

Income before provision for income taxes	103,697	243,980	185,425
Income tax expense	79,033	-	-
Net income	24,664	243,980	185,425

Comprehensive income	24,664	243,980	185,425

Earnings per share – basic and diluted	0.00	0.02	0.01

Weighted average shares outstanding, basic and diluted	11,250,000	13,040,055	13,040,055

See accompanying notes to unaudited condensed consolidated financial statements

F-2

FBS GLOBAL LIMITED

Unaudited Condensed Statements of Changes in Shareholders’ Equity

For the six months ended June 30, 2024

	Ordinary Shares		Additional paid-in	Retained	Total	Total
	Shares	Amount	capital	earnings	SGD	USD

Balance as of January 1, 2024	11,250,000	15,203	2,684,797	2,394,513	5,094,513	3,820,886

Net income for the period	-	-	-	24,664	24,664	18,252

Balance as of June 30, 2024 (Unaudited)	11,250,000	15,203	2,684,797	2,419,177	5,119,177	3,839,138

For the six months end June 30, 2025

Balance as of January 1, 2025	11,250,000	15,203	2,684,797	1,580,147	4,280,147	3,210,111

Issuance of ordinary shares	2,250,000	2,925	-	-	2,925	2,223

Capital contribution	-	-	5,285,908	-	5,285,908	4,060,092

Net income for the period	-	-	-	243,980	243,980	185,425

Balance as of June 30, 2025 (Unaudited)	13,500,000	18,128	7,970,705	1,824,127	9,812,960	7,457,851

See accompanying notes to unaudited condensed consolidated financial statements

F-3

FBS GLOBAL LIMITED

Unaudited Condensed Consolidated Statement of Cash Flows

	For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	24,664	243,980	185,425

Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of property and equipment	83,195	84,983	64,587
Deferred tax benefit	(16,174)	-	-
Amortization of right-of-use assets and interest of lease liabilities	360,000	360,000	273,600
Changes in operating assets and liabilities
Accounts receivable	2,008,826	(1,143,286)	(868,897)
Contract assets	(195,714)	(2,520,198)	(1,915,350)
Prepayments and other current assets	20,183	(29,867)	(22,699)
Accounts payable	(955,038)	889,738	676,201
Contract liabilities	(89,068)	1,592,902	1,210,605
Income taxes payable	(178,533)	(139,246)	(105,827)
Operating lease liabilities – related party	(360,000)	(155,000)	(117,800)
Accrued expenses and other current liabilities	253,743	(797,280)	(605,933)
Net cash provided by (used in) operating activities	956,084	(1,613,274)	(1,226,088)

Cash flows from investing activities:
Purchase of property, plant and equipment	(70,172)	-	-
Loans from related parties	-	188,860	143,534
Collection from loans to related parties	215,164	-	-
Net cash provided by investing activities	144,992	188,860	143,534

Cash flows from financing activities:
Proceeds from bank borrowings	481,622	-	-
Repayment of bank borrowings	(1,278,566)	(444,155)	(337,558)
Repayment of financing lease liabilities	(8,340)	(8,341)	(6,339)
Proceeds from borrowings from related party	133,158	-	-
Repayment of borrowings from related party	(20,018)	(680,935)	(517,511)
Payment for deferred offering costs	(286,955)	-	-
Proceeds from Initial Public Offering, net of expenses	-	6,542,276	5,001,966
Net cash (used in) provided by financing activities	(979,099)	5,408,845	4,140,558

Net increase in cash and restricted cash	121,977	3,984,431	3,058,004
Cash and restricted cash, beginning of year	4,482,359	2,983,600	2,237,700
Cash and restricted cash, end of period	4,604,336	6,968,031	5,295,704

Supplemental disclosure of cash flow information:
Cash paid for income tax	93,848	126,288	95,979
Cash paid for interest	42,559	10,287	7,818

Supplemental non-cash transactions:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,407,124	-	-

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

Cash	4,604,336	2,913,031	2,213,904
Restricted Cash	-	4,055,000	3,081,800
Total cash and restricted cash shown in the consolidated statements of cash flows	4,604,336	6,968,031	5,295,704

See accompanying notes to unaudited condensed consolidated financial statements

F-4

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. Organization and Business Description

Organization and Nature of Operations

FBS Global Limited is a holding company which was incorporated on March 10, 2022 under the laws of Cayman Islands as an exempted company with limited liability (“FBS Cayman” or “the Company”). It is a holding company with no business operation.

On February 7, 2025, the Company closed its Initial Public Offering (“IPO”) of 2,250,000 ordinary shares. The shares were priced at $4.50 per share and the gross proceeds of this offering was $10,125,000. The shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “FBGL” on February 7, 2025.

The accompanying consolidated financial statements reflect the activities of FBS Cayman and the following entity:

Subsidiary	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Success Elite Development Limited (SEDL)	February 22, 2022	BVI	100% owned by FBS Cayman	Investment Holding Company

Finebuild Systems Pte Ltd (“FBS SG”)	March 09, 1996	Singapore	100% owned by SEDL	General Contractors Building construction including major upgrading works

Bright Bless Developments Limited (BBDL)	March 07, 2025	BVI	100% owned by FBS Cayman	Investment Holding Company

EFMK Supplies Limited (EFMK)	March 10, 2025	Hong Kong	100% owned by BBDL	Provision of recruitment agency services and advisory services

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying unaudited interim condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”) The results of operations for the six months ended June 30, 2025 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2025. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements and note thereto as of and for the year ended December 31, 2024 in Form 20-F.

The condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

F-5

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the allowance for expected credit losses, the determination of the useful lives of property and equipment, impairment of long-lived assets, allowance for deferred tax assets, uncertain tax position, right-of-use assets, financing lease liabilities, revenue recognition and contingencies. Actual results could differ from those estimates.

Foreign Currency Translation and transaction

The Company uses Singapore Dollars (“SGD”) as its reporting currency. The functional currency of the Company in Cayman and British Virgin Island is U.S. dollar and the subsidiary which incorporate in Singapore and Hong Kong are Singapore Dollars and U.S. dollar respectively which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in place at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statement of operations.

Assets and liabilities of the Company translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period. The resulting foreign currency translation adjustment are recorded in other comprehensive income (loss).

Convenience translation

Translations of balances in the unaudited condensed consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from SGD into USD as of and for the six months ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of SGD 1.00 to USD 0.76, representing the noon buying rate in The City of New York for cable transfers of SGD as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of June 30, 2025. No representation is made that the SGD amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, prepayments and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 -	Quoted prices in active markets for identical assets and liabilities.

F-6

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

Level 2 -	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 -	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of accounts receivable, contract assets, due from related parties, financing lease, prepayments and other current assets, accounts payable, contract liabilities, income taxes payable, due to related parties, loan from related party, accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of June 30, 2025 and December 31, 2024 due to their short-term nature.

Cash and Restricted Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation and have original maturities of less than three months. The Company maintains the bank accounts in Singapore. Cash balances in bank accounts in Singapore with maximum amount of SGD 75,000 are insured under the Deposit Protection Scheme introduced by the Singapore Government. Cash balances in bank accounts in Singapore are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash consisted of deposit which is required to be withheld in the bank by the Company to compensate the customer in case of breach of contract.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount. From January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable.

As of June 30, 2025 and December 31, 2024, the Company did not record credit losses.

The Company uses simplified flow rate matrix approach to estimate expected credit losses for the accounts receivable. The allowance for expected credit losses is estimated for accounts receivable that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The approach considers factors including historical ageing schedule and forward-looking macroeconomic conditions.

Prepayments

Prepayments represent advance payments made to the service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realizability of the prepayments becomes doubtful. As of June 30, 2025 and December 31, 2024, there was no allowance recorded as the Company considers all of the prepayments fully realizable.

Other receivables – related parties

Other receivables - related parties represent amounts owed to a company by its related parties. Related parties can include affiliated companies, parent companies, subsidiaries, directors, officers, or shareholders. The Company considers the assets to be impaired if the realizability of the receivables becomes doubtful.

As of June 30, 2025 and December 31, 2024, the Company did not record an allowance for expected credit losses.

F-7

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

Lease

The Company adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB.

The Company determines whether an arrangement is or contain a lease at inception. The Company classifies a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

c.	The lease term is for the major part of the remaining economic life of the underlying asset;

d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;

e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

All leases of the Company are currently classified as financing leases. The Company recognizes a lease in the financial statement when the arrangement either explicitly or implicitly involves property, plant or equipment (“PP&E”), the contract terms are dependent on the useful life of the PP&E, and the Company have the ability or right to control the PP&E or to direct others to control the PP&E and receive the majority of the economic benefits of the assets. Financing lease liability, current, and financing lease liability, non-current in the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The financing lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

The Company applied its interest rate based on the actual incremental borrowing rate from the leasing contract that is available at lease commencement date in determining the lease interest expense. The Company’s lease terms may include options to extend or terminate the lease. Lease expenses for lease payments are recognized on a straight-line basis over the lease term, under depreciation expenses.

The Company reviews the impairment of its financing lease assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of financing lease liabilities in the tested asset group and include the associated financing lease payments in the undiscounted future pre-tax cash flows.

F-8

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation and amortization are provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Building	50 years
Land	Indefinite
Renovation	8 years
Furniture and fixtures	10 years
Motor vehicles	5 years
Electronic equipment	1 – 3 years
Machinery	5 years
Forklift	6 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income or expenses.

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Deferred Offering Cost

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the initial public offering. These costs, together with the underwriting discounts and commissions, will be charged to permanent equity upon completion of the initial public offering. Should the initial public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to expenses.

During the six months ended June 30, 2025, the Company charged all the amount SGD1,253,443 (USD 952,617) of deferred offering costs directly to the additional paid-in capital at the closing of the IPO.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended June 30, 2025 and December 31, 2024.

Revenue Recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Company satisfies a performance obligation.

F-9

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed.

The Company will recognize the revenue of sales of construction material when the performance obligation is satisfied by transferring a promised good or service to the customer. Control of the goods is transferred to the customer, generally on delivery of the goods.

Revenue from service orders is recognized when the entity satisfied the performance obligation at a point in time generally as the services are provided.

The contracts which the Company enters into with the clients are fixed price and provide for milestone billings based upon the attainment of specific project objectives to ensure the Company meets its contractual requirements. Additionally, contracts may include retentions or holdbacks paid at the end of a project to ensure that Company meets the contract requirements. The Company does not assess whether a contract contains a significant financing component if the Company expects, at contract inception, that the period between payment by the customers and the transfer of promised services to the customers will be less than one year.

Since the Company has concluded that the promises to be delivered on the contract would be one single performance obligation, no allocation of the transaction price is required and expected. As a professional interior design and fit-out service provider, the Company recognizes revenue based on the Company’s effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company’s right to bill the customer as costs are incurred.

The Company’s contract with the customer has payment terms specified based upon certain conditions completed. The Company will submit monthly progress claim to the customer, and after the Company received the certified interim progress certificate, the Company will issue a tax invoice to the customer. The final tax invoice is generally issued after the project completion and agreed by customer and the Company. As the Company’s customers are required to pay the Company at different billing stages over the contract period, as such, the Company believes the progress payments limit the Company’s exposure to credit risk and that the Company would be able to collect substantially all of the consideration gradually at different stages. The timing of the satisfaction of the Company’s performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon certain conditions completed as specified in the contract. The timing between the satisfaction of the Company’s performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.

The Company uses the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontract and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered.

F-10

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

When the current estimates of the total amount of consideration expected to be received in exchange for transferring promised goods or services to the customer, and contract cost indicate a loss, a provision for the entire loss on the contract is made as soon as the loss become evident. An adjustment is also made to reflect the effects of the customer’s credit risk. The loss on a contract is reported as an additional contract cost (an operating expense), and not as a reduction of revenue or a non-operating expense.

The Company’s contracts may contain variable consideration in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Variable consideration is generally estimated using the expected value method but may from time to time be estimated using the most likely amount method depending on the circumstance. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based upon historical experience and known trends.

The following table presents revenue classified by timing of revenue recognition for the six months ended June 30, 2024 and 2025, respectively:

	For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD

Point in time	-	51,682	39,278
Over time	8,333,053	7,792,924	5,922,623
Total revenue	8,333,053	7,844,606	5,961,901

The following table presents revenue by major revenue type for the six months ended June 30, 2025 and 2024, respectively:

	For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD

Revenue from construction contracts	8,333,053	7,792,924	5,922,623
Sales of construction materials	-	51,682	39,278
Total	8,333,053	7,844,606	5,961,901

Warranty

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the six months ended June 30, 2024 and 2025, because the Company’s historical warranty expenses were immaterial to the Company’s consolidated financial statements.

Contract Assets and Contract Liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets have billing term with unconditional right to be billed beyond one year are classified as non-current assets.

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized and provisions for losses. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

F-11

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. The Company has recognized deferred tax assets for temporary differences, operating losses and tax credit carryforwards. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. The accruals for deferred tax assets and liabilities, including deferred income tax assets and liabilities, are subject to significant judgment and are reviewed and adjusted routinely based on changes in facts and circumstances. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company believes there were no uncertain tax positions at June 30, 2024 and 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

(Loss) earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the six months ended June 30, 2025 and 2024, there were no dilutive shares.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income.

F-12

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Significant Risks

Currency Risk

The Company’s operating activities are transacted in S$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company considers the foreign exchange risk in relation to transactions denominated in SGD with respect to USD is significant.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash with financial institutions located in Singapore. As of December 31, 2024 and June 30, 2025, SGD 2,983,600 and SGD 6,968,031 (USD 5,295,704) were deposited with financial institutions located in Singapore. The Deposit Protection Scheme introduced by the Singapore Government insured each depositor at one bank for a maximum amount of SGD75,000. Otherwise, these balances are not covered by insurance. The unsecured deposited amount as of December 31, 2024 and June 30, 2025 will be SGD 2,833,600 and SGD 6,893,031 (USD 5,238,704). The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for expected credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

For the six months ended June 30, 2024 and 2025, all of the Company’s assets were located in Singapore and all of the Company’s revenue were derived from its subsidiary located in Singapore. The Company has a concentration of its revenue and accounts receivable with specific customers and purchases and accounts payable with specific suppliers.

F-13

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

For the six months ended June 30, 2024, four customers accounted for approximately 25%, 19%, 18% and 13% of the Company’s total revenue, respectively. For the six months ended June 30, 2025, two customers accounted for approximately 68 and 24% of the Company’s total revenue, respectively.

As of December 31, 2024, three customers’ accounts receivable accounted for approximately 70%, 11%, and 10% of the total accounts receivable, respectively.

As of June 30, 2025, three customers’ account receivables accounted for approximately 56%, 21% and 17% of total accounts receivable, respectively.

For the six months ended June 30, 2024, one supplier accounted for approximately 15% of the Company’s total purchases. For the six months ended June 30, 2025, five suppliers accounted for approximately 16%, 9%, 8%, 7% and 7% of the Company’s total purchases.

As of December 31, 2024, three supplier’s accounts payable accounted for approximately 31%, 20% and 13%, respectively of the total accounts payable and five suppliers’ accounts payable accounted for approximately 38%, 19%, 12%, 10% and 5% of the total accounts payable as of June 30, 2025, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Recently Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

F-14

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024.

In March 2024, the FASB issued ASU No. 2024-02, which removes references to the Board’s concepts statements from the FASB Accounting Standards Codification (the “Codification” or ASC). The ASU is part of the Board’s standing project to make “Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements.” The Company’s management does not believe the adoption of ASU 2024-02 will have a material impact on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the new standard on its consolidated financial statements which is expected to result in enhanced disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the condensed consolidated financial position, statements of operations and cash flows.

3. Accounts Receivable, net

Accounts receivable, net consisted of the following as of:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Accounts receivable	2,844,356	3,987,642	3,030,608
Less: allowance for expected credit losses	(6,170)	(6,170)	(4,689)
Accounts receivable, net	2,838,186	3,981,472	3,025,919

F-15

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

4. Contract Assets/(Liabilities)

Contract assets consisted of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Revenue recognized to date	18,772,315	13,516,824	10,272,787
Less: progress billings to date	(14,965,455)	(7,343,843)	(5,581,320)
Less: allowance for expected credit losses	(154,077)	-	-
Contract assets	3,652,783	6,172,981	4,691,467

Movement of the allowance for contract assets were as follows:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Beginning balance	-	-	-
Addition	154,077	-	-
Write-off	(154,077)	-	-
Ending balance	-	-	-

Contract liabilities consisted of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Billings in advance of performance obligation under contracts	805,163	2,398,065	1,822,530

Contract liabilities related to contracts are balances due to customers under contracts. These arise if a particular milestone payment exceeds the revenue recognized to date under the cost-to-cost method.

The movement in contract liabilities is as follows:

	For the year ended December 31, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2025
	SGD	SGD	USD
Balance at beginning of the period	1,482,957	805,163	603,872
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(1,435,346)	(35,199)	(26,751)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	757,552	1,628,101	1,245,409
Balance at end of the period	805,163	2,398,065	1,822,530

F-16

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

5. Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Other deposits	61,814	107,085	81,385
Prepayments	29,671	14,267	10,843
Prepayment and other current assets	91,485	121,352	92,228

6. Property, plant and equipment

Property and equipment, stated at cost less accumulated depreciation and amortization, consisted of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Building and land	5,119,699	5,119,699	3,890,970
Furniture and fixtures	4,053	4,053	3,080
Motor vehicles	572,434	572,434	435,050
Electronic equipment	187,767	187,767	142,703
Machinery	33,993	33,993	25,835
Renovation	47,360	47,360	35,994
Forklift	69,000	69,000	52,440
Subtotal	6,034,306	6,034,306	4,586,072
Less: accumulated depreciation and amortization	(2,437,162)	(2,522,145)	(1,916,830)
Property and Equipment, net	3,597,144	3,512,161	2,669,242

Depreciation expenses of property and equipment totaled SGD 83,195 and SGD 84,983 (USD 64,587) for the six months ended June 30, 2024 and 2025, respectively.

7. Investment under equity method

Components of investment under equity method are as follows:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Cost of investment in joint venture	101,000	101,000	76,760
Accumulated share of losses in joint venture	(101,000)	(101,000)	(76,760)
Total	-	-	-

8. Leases

Financing leases as lessee

As of December 31, 2024 and June 30, 2025, the Company has financing leases with the financial institutions on its consolidated balance sheets for hire purchase of motor vehicle.

The following table shows financing lease liabilities from the financial institutions, and the associated financial statement line items as follows:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Liabilities
Financing lease liabilities current	11,121	2,780	2,113

Financing lease liabilities non-current	-	-	-

F-17

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

As of December 31, 2024 and June 30, 2025, leased assets which are included in the “Property, plant and equipment” of the unaudited condensed consolidated balance sheet of following:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Motor vehicles at cost	128,000	128,000	97,280
Less: Accumulated depreciation	(113,067)	(125,867)	(95,659)
Motor vehicles, net	14,933	2,133	1,621

Information relating to financing lease activities during the six months ended June 30, 2024 and 2025 are as follows:

	For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Financing lease expenses
Depreciation	12,800	12,800	9,728
Interest of lease liabilities	960	960	730
Total financing lease expenses	13,760	13,760	10,458

Operating leases as lessee

The Company enter a 24 months lease agreement with the related party on January 1, 2024 to rent the warehouse for storage purpose with a monthly rental fee at SGD 60,000.00 (USD 44,400). As of June 30, 2024, the Company has operating leases on its consolidated balance sheets rentals of leasehold buildings.

The following table shows operating lease liabilities and the associated financial statement line items:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Liabilities
Operating lease liabilities – current – related party	711,389	357,673	271,831
Operating lease liabilities – non current – related party	-	-	-
Total	711,389	357,673	271,831

As of December 31, 2024 and June 30, 2025, “Right-of-use assets, net” consisted of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Right of use assets – related party	1,407,124	1,407,124	1,069,414
Less: Accumulated amortization	695,735	1,049,451	797,583
Right of use assets, net – related party	711,389	357,673	271,831

F-18

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

Information related to operating lease activities during the periods are as follows:

	For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Operating lease expenses
Amortization	345,933	353,716	268,824
Interest of lease liabilities	14,067	6,284	4,776
Total operating lease expenses	360,000	360,000	273,600

Future operating lease payments as of June 30, 2025 are detailed as follows:

	SGD	USD
For the year ending June 30, 2026	360,000	273,600
Total lease payments	360,000	273,600
Less: imputed interest	(2,327)	(1,769)
Present value of operating lease liabilities	357,673	271,831
Less: Current portion	357,673	271,831
Long-term potion of operating lease liabilities	-	-

9. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD

Accruals for operating expenses	948,421	179,350	136,306
Retention payable	268,030	266,180	202,297
Other payables	33,461	212,102	161,197
Total	1,249,912	657,632	499,800

10. Bank Borrowings

Components of bank borrowings are as follows:

			December 31, 2024	June 30, 2025	June 30, 2025
		Interest Rate	SGD	SGD	USD
UOB – Loan 1 (Property)	(1)	1.98-4.95%	242,922	186,519	141,755
UOB – Loan 2 (Bridging Loan)	(2)	2.25%	583,237	195,485	148,568
			826,159	382,004	290,323

Less: current portion of long-term bank borrowings			(696,956)	(311,726)	(236,912)
Non-current portion of long-term bank borrowings			129,203	70,278	53,411

(1)	The property loan with twenty-five years of term from February 2, 2002 to January 31, 2027 will maturity at January 2027 with annual interest rate at 1.68% for the per period from August 4, 2020 to August 3, 2022, 1.98% for the period from August 4, 2022 to August 3, 2023, and at 6.25% from August 4, 2023 and thereafter. The Company revised the loan on May 3, 2023 and the revised interest rate will be 1.20% plus compounded the Singapore Overnight Rate Average (SORA) reference rate for the period from June 1, 2023 to May 31, 2025, and at 2.00% plus compounded SORA reference rate for the period from June 1, 2025 and thereafter. As of June 30, 2025 the SORA rate is 3.92% per annum.

(2)	The bridging loan with five years of term from September 30, 2020 to September 29, 2025 will mature in October 2025 with the annual interest rate at 2.25%.

Interest expenses pertaining to the above bank borrowings for the six months ended June 30, 2024 and June 30, 2025 amounted to SGD 41,599 and SGD 9,327 (USD 7,088), respectively.

Components of bank borrowings interest are as follows as of June 30:

	June 30, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
UOB – Loan 1 (Property)	8,164	4,588	3,487
UOB – Loan 2 (Bridging Loan)	14,057	4,739	3,601
Trust Receipt	19,378	-	-
Total	41,599	9,327	7,088

F-19

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

Maturities of the bank borrowings were as follows:

	SGD	USD
For the period ending June 30,
2026	317,815	241,539
2027	70,828	53,829
Total bank borrowings repayments	388,643	295,368

Current portion of long-term bank borrowings	317,815	241,539
Non-current portion of long-term bank borrowings	70,828	53,829
Less: imputed interest	(6,639)	(5,043)
Total	382,004	290,323

11. Income Taxes

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands and BVI withholding tax will be imposed.

Singapore

In accordance with the relevant tax laws and regulations of Singapore, a company registered in Singapore is subject to income taxes at a flat rate of 17%.

	For the six months ended June 30,
	2024 SGD	2025 SGD	2025 USD
Income before provision for income taxes is attributable to the following geographic locations:
Singapore	103,697	243,980	185,425
Foreign	-	-	-
Total (loss) before income taxes	103,697	243,980	185,425

The following table reconciles Singapore statutory rates to the Company’s effective tax:

	For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Income before income taxes	103,697	243,980	185,425
Singapore statutory income tax rate	17%	17%	17%
Non-deductible depreciation	13%	5%	5%
Non-deductible professional fees	59%	20%	20%
Other non-deductible expenses	2%	12%	12%
Tax rebate and exemption	-9%	0%	0%
Effective tax rate	82%	54%	54%

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

Deferred tax assets as below,

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Deferred tax assets:
Bad debt provision	271,841	270,773	205,788
Lease liabilities	120,936	60,804	46,211
Net operating loss carried forward	32,641	33,709	25,618
Total deferred tax assets	425,418	365,286	277,617

Deferred tax liabilities:
Right-of-use assets	(120,936)	(60,804)	(46,211)
Total deferred tax liabilities	(120,936)	(60,804)	(46,211)
Net deferred tax assets	304,482	304,482	231,406

F-20

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and June 30, 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the six months ended June 30, 2024 and 2025. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2025.

12. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a)	Fine Build-Ninefold Group Construction Company (Private) Limited

A Joint-Venture (JV) incorporated in Sri Lanka in year 2017 to bid a local project, FBS SG holding 30% shares of the JV. The Company started transferring the share to 3rd party in late 2019, however due to Covid-19 pandemic, the share transfer is still pending for the local secretary to execute. Currently, FineBuild only supply material to the JV.

(b)	54 Pandan Road Pte Ltd

A related company under common control with FBS SG as Mr. Kelvin Ang (also known as Poh Guan Ang) acts as the sole director in this company.

(c)	Fastfix Systems Pte Ltd

A related company under common control with FBS SG as Mr. Kelvin Ang acts as the sole director in this company.

(d)	Kelvin Ang

Present sole director and shareholder of FBS Global Limited.

(e)	Ang Poh Hwee

Project director of FBS Global Limited.

a.	Accounts receivable – related party

As of December 31, 2024 and June 30, 2025, the balances of Accounts receivable – related party were as follows:

		December 31, 2024	June 30, 2025	June 30, 2025
		SGD	SGD	USD
Accounts receivable – related party
Fine Build-Ninefold Group Construction Company (Private) Limited	(1)	961,143	837,648	636,612
Allowance for expected credit losses	(1)	(961,143)	(837,648)	(636,612)
Total		-	-	-

F-21

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

Movement of the allowance of expected credit losses were as follows:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Beginning balance	971,780	961,143	720,857
Exchange rate effect	(10,637)	(123,495)	(84,245)
Ending balance	961,143	837,648	636,612

b.	Other receivables – related parties

As of December 31, 2024 and June 30, 2025, the balances of other receivables-related parties were as follows:

		December 31, 2024	June 30, 2025	June 30, 2025
		SGD	SGD	USD
Other receivables – related parties
Fine Build-Ninefold Group Construction Company (Private) Limited	(2)	593,390	556,530	422,963
Allowance for expected credit losses	(2)	(593,390)	(556,530)	(422,963)
Ang Poh Hwee	(3)	30,000	30,000	22,800
Total		30,000	30,000	22,800

Movements of the allowance for expected credit losses were as follows:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Beginning balance	575,200	593,390	445,043
Exchange rate effect	18,190	(36,860)	(22,080)
Ending balance	593,390	556,530	422,963

(1)	Supply construction material to the Joint Venture company. The Company may not be able to collect amounts due under COVID-19’s negative impact to the joint venture’s operation and financial condition, and the Company reserved 100% allowance for expected credit loss.

(2)	Management service provided to the Joint Venture company.

(3)	The Company paid on behalf the director for a legal case between Newspaper Seng Pte Ltd and Ang Poh Hwee.

c.	Due to related parties

As of December 31, 2024 and June 30, 2025, the balances of amount due to related parties were as follows:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Due to related parties
Kelvin Ang	522,847	30,772	23,387
Total	522,847	30,772	23,387

F-22

FBS GLOBAL LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

d.	Operating lease liabilities- related party

The Company enter a 24 months lease agreement with the related party on January 1, 2024 to rent the warehouse for storage purpose with a monthly rental fee at SGD 60,000.00 (USD 44,400). The Company accounts for the leases in accordance with ASC 842. The Company’s underlying warehouse were classified as operating leases, and the related lease liabilities were recorded under operating lease liabilities – related party (see Note 8).

e.	Related party transactions

	For the six months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2025
	SGD	SGD	USD
Fastfixs Systems Pte Ltd
Consultation fee	141,000	200,000	152,000
Supply of labour	107,320	129,385	98,333
54 Pandan Road Pte Ltd
Rental of warehouse	360,000	360,000	273,600

f.	Commitments

On November 25, 2020, the Company guaranteed a 5 year commercial loan SGD 200,000 from UOB Bank to Fastfixs Systems Pte Ltd, a related party. The interest rate is fixed at 2.25% per annum and Fastfixs Systems Pte Ltd shall repay the loan over 60 monthly installments with the interest.

The Company also guaranteed a SGD 7,400,000 10 year commercial loan on October 31, 2022, in the form of Letter of Credit from UOB Bank to 54 Pandan Road Pte Ltd, a related party. The Letter of Credit has been fully drawn down as of the date of this report.

13. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of the Cayman Islands on March 10, 2022. The authorized number of Ordinary Shares was 500,000,000 with par value of $0.001 per share. On August 2, 2022, the Company issued 11,250,000 shares to the controlling shareholder at par value of $0.001 per share. As a result, there are total 11,250,000 shares issued.

On February 7, 2025, the Company closed its IPO of 2,250,000 ordinary shares. The Shares were priced at $4.50 per share and the gross proceeds of this offering was $10.13 million and raised a total of US$8.8 million in net proceeds. The Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “FBGL” on February 7, 2025.

As of December 31, 2024 and June 30, 2025, there were 11,250,000 and 13,500,000 ordinary shares issued and outstanding.

14. Commitments and Contingencies

Commitments

On November 25, 2020, the Company guaranteed a 5 year commercial loan SGD 200,000 from UOB Bank to Fastfixs Systems Pte Ltd, a related party. The interest rate is fixed at 2.25% per annum and Fastfixs Systems Pte Ltd shall repay the loan over 60 monthly installments with the interest.

The Company also guaranteed a SGD 7,400,000 10 year commercial loan on October 31, 2022, in the form of Letter of Credit from UOB Bank to 54 Pandan Road Pte Ltd, a related party. The Letter of Credit has been fully drawn down as of the date of this report.

F-23

FBS GLOBAL LIMITED

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

The Company also has a banker’s guarantee totaling SGD 2.4 million (USD 1.8 million) from UOB Bank for the ongoing projects as of December 31, 2024. These guarantees are at the request of the main contractor or owner as a security deposit for the performance of the Company obligations under the contracts. All the banker’s guarantee will expired before September 28, 2028.

As of June 30, 2025, the future minimum payments under certain of the Company’s contractual obligations were as follows:

	Payment Due In
	Total SGD	Less than 1 year	1 – 2 years	3 – 5 years	Thereafter
Bank borrowings	388,643	317,815	70,828	-	-
Operating lease	360,000	360,000	-	-	-

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of December 31, 2024 and June 30, 2025, the Company is not involved in any material legal or administrative proceedings except for the case below with regards to its subsidiary FBS SG, which matter is now resolved.

15. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are all located in Singapore and all of the Company’s revenue and expense are derived in Singapore. Therefore, no geographical segments are presented. The single segment represents the Company’s revenue from construction contracts, sale of construction materials and rendering of services to its customers in Singapore.

16. Subsequent Events

The Company has evaluated subsequent events to the balance sheet date of June 30, 2025 through October 14, 2025, the date of issuance of the condensed consolidated financial statements. There were no other subsequent events occurred that would require recognition or disclosure in the Company’s unaudited interim condensed consolidated financial statements.

F-24

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of FBS Global Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FBS Global Limited (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2022 through 2025 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

May 15, 2025

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

F-25

FBS Global Limited

Consolidated Balance Sheets

	As of December 31,
	2023 SGD	2024 SGD	2024 USD
Assets
Current assets
Cash	4,482,359	2,983,600	2,237,700
Accounts receivable, net	3,528,901	2,838,186	2,128,640
Contract assets	5,110,365	3,652,783	2,739,588
Other receivables – related parties	242,794	30,000	22,500
Income tax recoverable	-	230,835	173,126
Prepayments and other current assets	115,080	91,485	68,613
Total current assets	13,479,499	9,826,889	7,370,167

Non-current assets
Property, plant and equipment, net	3,692,349	3,597,144	2,697,858
Deferred offering cost	828,458	1,253,443	940,083
Deferred tax assets, net	268,213	304,482	228,362
Right of use assets, net – related party	-	711,389	533,542
Total non-current assets	4,789,020	5,866,458	4,399,845
Total assets	18,268,519	15,693,347	11,770,012

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	2,481,227	1,265,818	949,363
Contract liabilities	1,482,957	805,163	603,872
Current portion of bank borrowings	1,447,966	696,956	522,717
Due to related parties	83,388	522,847	392,136
Dividend payable	5,817,274	5,817,274	4,362,956
Financing lease liabilities- current	16,680	11,121	8,340
Operating lease liabilities- current – related party	-	711,389	533,542
Accrued expenses and other current liabilities	635,795	1,249,912	937,434
Tax payable	307,269	203,517	152,638
Total current liabilities	12,272,556	11,283,997	8,462,998

Non-current liabilities
Financing lease liabilities, non-current	11,120	-	-
Bank borrowings, non-current	890,330	129,203	96,903
Total non-current liabilities	901,450	129,203	96,903
Total liabilities	13,174,006	11,413,200	8,559,901
Commitments and contingencies
Shareholders’ equity
Ordinary shares, 500,000,000 shares authorized; US$0.001 par value, 11,250,000 shares issued and outstanding as of December 31, 2023 and 2024, respectively	15,203	15,203	11,402
Additional paid in capital	2,684,797	2,684,797	2,013,599
Retained earnings	2,394,513	1,580,147	1,185,110
Total shareholders’ equity	5,094,513	4,280,147	3,210,111
Total liabilities and shareholders’ equity	18,268,519	15,693,347	11,770,012

See accompanying notes to consolidated financial statements

F-26

FBS Global Limited

Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the Years ended December 31,
	2023 SGD	2024 SGD	2024 USD
Revenue	21,810,317	13,847,548	10,385,661
Cost of revenue	19,165,477	12,597,472	9,448,104
Gross profit	2,644,840	1,250,076	937,557

Operating expenses
Provision for credit losses	399,278	154,077	115,558
General and administrative expenses	2,290,312	2,063,324	1,547,493
Total operating expenses	2,689,590	2,217,401	1,663,051

Income (loss) from operations	(44,750)	(967,325)	(725,494)

Other income (expense)
Interest expenses, net	(77,104)	(65,921)	(49,440)
Finance expense, net	(8,096)	(4,273)	(3,205)
Other income	99,543	140,656	105,492
Foreign exchange gain (loss), net	(2,906)	46,859	35,144
Total other income, net	11,437	117,321	87,991

Income (loss) before provision for income taxes	(33,313)	(850,004)	(637,503)
Income tax (expense) benefit	37,998	35,638	26,728
Net income (loss)	4,685	(814,366)	(610,775)

Comprehensive income (loss)	4,685	(814,366)	(610,775)

Earnings per share – basic and diluted	0.00	(0.07)	(0.05)
Weighted average shares outstanding, basic and diluted	11,250,000	11,250,000	11,250,000

See accompanying notes to consolidated financial statements

F-27

FBS Global Limited

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2023 and 2024

	Ordinary Shares		Additional Paid-in	Retained	Total	Total
	Shares	Amount	Capital	Earnings	SGD	USD
Balance as of January 1, 2023	11,250,000	15,203	2,684,797	2,389,828	5,089,828	3,817,370
Net income for the year	-	-	-	4,685	4,685	3,516

Balance as of December 31, 2023	11,250,000	15,203	2,684,797	2,394,513	5,094,513	3,820,886
Net loss for the year	-	-	-	(814,366)	(814,366)	(610,775)

Balance as of December 31, 2024	11,250,000	15,203	2,684,797	1,580,147	4,280,147	3,210,111

See accompanying notes to consolidated financial statements

F-28

FBS Global Limited

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023 and 2024

	For the Years ended December 31,
	2023 SGD	2024 SGD	2024 USD
Cash flows from operating activities:
Net income (loss)	4,685	(814,366)	(610,775)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Provision for credit losses	399,278	154,077	115,558
Depreciation of property and equipment	161,711	170,344	127,758
Deferred tax expense (benefit)	4,565	(36,269)	(27,202)
Amortization of right-of-use assets and interest of lease liabilities	-	720,000	540,000
Changes in operating assets and liabilities:
Accounts receivable	(115,685)	690,716	518,037
Contract assets	1,517,048	1,303,505	977,629
Account receivables-related parties	-	-	-
Income tax recoverable	-	(230,835)	(173,127)
Prepayments and other current assets	(3,052)	23,595	17,696
Accounts payable	399,838	(1,215,409)	(911,557)
Contract liabilities	1,057,625	(677,794)	(508,346)
Taxes payable	110,688	(103,751)	(77,813)
Operating lease liabilities – related party	-	(720,000)	(540,000)
Accrued expenses and other current liabilities	97,149	614,116	460,587
Net cash (used in) provided by operating activities	3,633,850	(122,071)	(91,555)
Cash flows from investing activities:
Purchase of property, plant and equipment	(3,257)	(75,139)	(56,353)
Loan to related parties	(1,130,000)	-	-
Collection from loans to related parties	887,206	212,794	159,596
Net cash (used in) provided by investing activities	(246,051)	137,655	103,243
Cash flows from financing activities:
Proceeds from bank borrowings	1,508,177	481,622	361,217
Repayment of bank borrowings	(2,014,245)	(1,993,759)	(1,495,319)
Financing lease liabilities	(16,680)	(16,680)	(12,510)
Proceeds from borrowings from related party	311,011	468,393	351,295
Repayment of borrowings from related party	(378,049)	(28,934)	(21,701)
Capital contribution	-	-	-
Payment for deferred offering cost	(305,471)	(424,985)	(318,739)
Net cash used in financing activities	(895,257)	(1,514,343)	(1,135,757)

Net changes in cash and restricted cash	2,492,542	(1,498,759)	(1,124,069)
Cash and restricted cash, beginning of year	1,989,817	4,482,359	3,361,769
Cash and restricted cash, end of year	4,482,359	2,983,600	2,237,700
Supplemental disclosure information:
Cash paid for income tax	26,511	187,658	140,743
Cash paid for interest	75,254	65,921	49,440

Supplemental disclosure of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	-	1,407,124	1,055,343

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

Cash	4,482,359	2,983,600	2,237,700
Restricted Cash	-	-	-
Total cash and restricted cash shown in the consolidated statements of cash flows	4,482,359	2,983,600	2,237,700

See accompanying notes to consolidated financial statements

F-29

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

1. Organization and Business Description

Organization and Nature of Operations

FBS Global Limited is a holding company which was incorporated on March 10, 2022 under the laws of Cayman Islands as an exempted company with limited liability (“FBS Cayman” or “the Company”). It is a holding company with no business operation.

FBS Cayman owns 100% equity interest of Success Elite Development Limited, a limited liability company incorporated in the British Virgin Islands on February 22, 2022, acting as a holding company. Success Elite Development Limited (“SEDL”), in turn, holds 100% equity interest of Finebuild System Pte Ltd. (“FBS SG”), the only operation arm of the group of companies which is a limited liability company incorporated on March 9, 1996 under the laws of the Republic of Singapore.

From the beginning as a construction company since 1996, FBS SG has developed into a premier integrated engineering company that provides a full suite of construction and engineering services. These services include the supply of building materials and precast concrete components, recycling of construction and industrial wastes, research, and development, as well as pavement consultancy services. The Company is an established interior design and build (also referred to as “fit-out”) specialist in Singapore with a track record of over 20 years in institutional, residential, commercial and industrial building projects. The Company’s scope of services comprises design, supply and installation of ceilings, partitions, timber deck, carpet, lead lining, acoustic wall panel, built-in furnishing, carpentry and mechanical & electrical services of a building. The Company also undertakes main construction and building works projects.

A reorganization of the Company’s legal structure was completed on August 2, 2022. The reorganization involved the incorporation of FBS Cayman, and its wholly-owned subsidiaries, SEDL; and the transfer of all equity ownership of FBS SG to SEDL from the former shareholders of FBS SG. In consideration of the transfer, the Company issued 11,250,000 ordinary shares with par value $0.001 per share to the former shareholders of FBS SG.

On August 2, 2022, the former shareholders transferred their 100% ownership interest in FBS SG to SEDL, which is 100% owned by FBS Cayman. After the reorganization, FBS Cayman owns 100% equity interests of SEDL and FBS SG. The controlling shareholder of FBS Cayman is same as that of FBS SG prior to the reorganization.

On February 7, 2025, the Company closed its Initial Public Offering (“IPO”) of 2,250,000 ordinary shares. The shares were priced at $4.50 per share and the gross proceeds of this offering was $10,125,000. The shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “FBGL” on February 7, 2025.

The transactions were between entities under common control, and therefore accounted for in a manner similar to the pooling-of-interest method. Under the pooling-of-interests method, combination between two businesses under common control is accounted for at carrying amounts with retrospective adjustment of prior period financial statements, and the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction (i.e., distribution to parent company). As opposed to the purchase method of accounting, no intangible assets are recognized in the transaction, and no goodwill is recognized as a result of the reorganization.

The accompanying consolidated financial statements reflect the activities of FBS Cayman and the following entity:

Subsidiary	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Success Elite Development Limited (SEDL)	February 22, 2022	BVI	100% owned by FBS Cayman	Investment Holding Company

Finebuild Systems Pte Ltd (“FBS SG”)	March 09, 1996	Singapore	100% owned by SEDL	General Contractors Building construction including major upgrading works

F-30

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Liquidity

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

The Company engages in providing a full suite of construction and engineering services. The Company’s business is capital intensive. Working deficit was approximately SGD 1,400,000 (USD 1,100,000) as of December 31, 2024, as compared to working capital as of December 31, 2023 approximately SGD 1,200,000 as of December 31, 2023. As of December 31, 2024, cash in bank balance was approximately SGD 3,000,000 (USD 2,200,000). In addition to cash in bank, the Company also has other current assets mainly composed of accounts receivable, and contract assets. The Company had accounts receivable of approximately SGD 2,800,000 (USD 2,200,000), and contract assets of approximately SGD 3,700,000 (USD 2,700,000) as of December 31, 2024, all of them are short-term in nature and can be collected back within the Company’s operating cycles to be used to support the Company’s working capital need. On February 7, 2025, the Company closed its IPO of 2,250,000 ordinary shares. The shares were priced at $4.50 per share and the gross proceeds of this offering was $10,130,000 and raised a total of USD8,800,000 in net proceeds. The Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “FBGL” on February 7, 2025.

In addition, the Company will need to maintain its operating costs at a level through strict cost control and budget to ensure operating costs are minimized and will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its consolidated financial statements.

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations as they become due. However, there is no assurance that management will be successful in their plans. There are a number of factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its services, economic conditions, competitive pricing in the construction industry, its operating results continuing to make profit and its bank and shareholders being able to provide continued financial support.

Basis of Presentation and Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”)

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

F-31

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to revenue recognition. Actual results could differ from those estimates.

Foreign Currency Translation and transaction

The Company uses Singapore Dollars (“SGD”) as its reporting currency. The functional currency of the Company in Cayman and British Virgin Island is U.S. dollar and the subsidiary which incorporate in Singapore is Singapore Dollars which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in place at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statement of operations and comprehensive income (loss).

Assets and liabilities of the Company translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period. The resulting foreign currency translation adjustment are recorded in other comprehensive income.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from SGD into USD as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of SGD 1.00 to USD 0.75, representing the noon buying rate in The City of New York for cable transfers of SGD as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2024. No representation is made that the SGD amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, prepayments and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 -	Quoted prices in active markets for identical assets and liabilities.

F-32

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Level 2 -	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 -	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash, accounts receivable, income tax recoverable and other current assets, accounts payable, taxes payable, bank borrowing, lease liabilities, due to related parties, accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2023 and 2024 due to their short-term nature.

Cash and Restricted Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation and have original maturities of less than three months. The Company maintains the bank accounts in Singapore. Cash balances in bank accounts in Singapore with maximum amount of SGD 75,000 are insured under the Deposit Protection Scheme introduced by the Singapore Government. Cash balances in bank accounts in Singapore are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash consisted of deposit which is required to be withheld in the bank by the Company to compensate the customer in case of breach of contract.

Accounts Receivable, net

Accounts receivables are recognized and carried at original invoiced amount. From January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable.

The Company adopted ASC Topic 326 using the modified retrospective method in scope of the standard. Results for reporting periods beginning after January 1, 2023 are presented under ASC Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP.

Upon adoption, the Company recorded nil allowance for credit losses.

The Company uses simplified flow rate matrix approach to estimate expected credit losses for the accounts receivable. The allowance for credit losses is estimated for accounts receivable that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The approach considers factors including historical ageing schedule and forward-looking macroeconomic conditions.

Prepayments

Prepayments represent advance payments made to the service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realizability of the prepayments becomes doubtful. As of December 31, 2023 and 2024, there was no allowance recorded as the Company considers all of the prepayments fully realizable.

F-33

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Other receivables – related parties

Other receivables - related parties represent amounts owed to a company by its related parties. Related parties can include affiliated companies, parent companies, subsidiaries, directors, officers, or shareholders. The Company considers the assets to be impaired if the realizability of the receivables becomes doubtful.

From January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including Other receivables – related parties.

Upon adoption, the Company recorded nil allowance for credit losses.

Lease

On January 1, 2020, the Company adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB, using the modified retrospective transition method. The Company has elected the package of practical expedients permitted which allows the Company not to reassess the following at adoption date:

(i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and equipment, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contain a lease at inception. The Company classifies a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

c.	The lease term is for the major part of the remaining economic life of the underlying asset;

d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;

e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

All leases of the Company are currently classified as financing leases. The Company recognizes a lease in the financial statement when the arrangement either explicitly or implicitly involves property, plant or equipment (“PP&E”), the contract terms are dependent on the useful life of the PP&E, and the Company have the ability or right to control the PP&E or to direct others to control the PP&E and receive the majority of the economic benefits of the assets. Financing lease liability, current, and financing lease liability, non-current in the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The financing lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

The Company applied its interest rate based on the actual incremental borrowing rate from the leasing contract that is available at lease commencement date in determining the lease interest expense. The Company’s lease terms may include options to extend or terminate the lease. Lease expenses for lease payments are recognized on a straight-line basis over the lease term, under depreciation expenses.

The Company reviews the impairment of its financing lease assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its asset group when events or changes in circumstances occur that indicate that the carrying value of the asset group may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset group from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of financing lease liabilities in the tested asset group and include the associated financing lease payments in the undiscounted future pre-tax cash flows.

F-34

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation and amortization are provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Building	50 years
Land	Indefinite
Renovation	8 years
Furniture and fixtures	10 years
Motor vehicles	5 years
Electronic equipment	1 – 3 years
Machinery	5 years
Forklift	6 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income or expenses.

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Deferred Offering Cost

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the initial public offering. These costs, together with the underwriting discounts and commissions, will be charged to permanent equity upon completion of the initial public offering. Should the initial public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to expenses. As of December 31, 2023 and 2024, the Company has incurred and deferred SGD828,458 and SGD1,253,443 (USD 940,083) of deferred offering costs.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset group may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the asset group to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset group, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended December 31, 2023 and 2024.

Revenue Recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, starting January 1, 2020.

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Company satisfies a performance obligation.

F-35

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed.

The Company will recognize the revenue of sales of construction material when the performance obligation is satisfied by transferring a promised good or service to the customer. Control of the goods is transferred to the customer, generally on delivery of the goods.

Revenue from service orders is recognized when the entity satisfied the performance obligation at a point in time generally as the services are provided.

The contracts which the Company enters into with the clients are fixed price and provide for milestone billings based upon the attainment of specific project objectives to ensure the Company meets its contractual requirements. Additionally, contracts may include retentions or holdbacks paid at the end of a project to ensure that Company meets the contract requirements. The Company does not assess whether a contract contains a significant financing component if the Company expects, at contract inception, that the period between payment by the customers and the transfer of promised services to the customers will be less than one year.

Since the Company has concluded that the promises to be delivered on the contract would be one single performance obligation, no allocation of the transaction price is required and expected. As a professional interior design and fit-out service provider, the Company recognizes revenue based on the Company’s effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company’s right to bill the customer as costs are incurred.

The Company’s contract with the customer has payment terms specified based upon certain conditions completed. The Company will submit monthly progress claim to the customer, and after the Company received the certified interim progress certificate, the Company will issue a tax invoice to the customer. The final tax invoice is generally issued after the project completion and agreed by customer and the Company. As the Company’s customers are required to pay the Company at different billing stages over the contract period, as such, the Company believes the progress payments limit the Company’s exposure to credit risk and that the Company would be able to collect substantially all of the consideration gradually at different stages. The timing of the satisfaction of the Company’s performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon certain conditions completed as specified in the contract. The timing between the satisfaction of the Company’s performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.

The Company uses the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontract and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered.

F-36

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

When the current estimates of the total amount of consideration expected to be received in exchange for transferring promised goods or services to the customer, and contract cost indicate a loss, a provision for the entire loss on the contract is made as soon as the loss become evident. An adjustment is also made to reflect the effects of the customer’s credit risk. The loss on a contract is reported as an additional contract cost (an operating expense), and not as a reduction of revenue or a non-operating expense.

The Company’s contracts may contain variable consideration in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Variable consideration is generally estimated using the expected value method but may from time to time be estimated using the most likely amount method depending on the circumstance. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based upon historical experience and known trends.

The following table presents revenue classified by timing of revenue recognition for the years ended December 31, 2023 and 2024, respectively:

	2023 SGD	2024 SGD	2024 USD
Point in time	4,701	1,350	1,012
Over time	21,805,616	13,846,198	10,384,649
Total revenue	21,810,317	13,847,548	10,385,661

The following table presents revenue by major revenue type for the years ended December 31, 2023 and 2024, respectively:

	2023 SGD	2024 SGD	2024 USD
Revenue from construction contracts	21,805,616	13,846,198	10,384,649
Sales of construction materials	4,701	1,350	1,012
Total	21,810,317	13,847,548	10,385,661

Warranty

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the years ended December 31, 2023 and 2024 because the Company’s historical warranty expenses were immaterial to the Company’s consolidated financial statements.

F-37

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Contract Assets and Contract Liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets have billing term with unconditional right to be billed beyond one year are classified as non-current assets.

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized and provisions for losses. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the material costs, subcontracting costs and staff costs. These costs are expenses as incurred.

Borrowing Costs

All borrowing costs are recognized in interest expenses in the consolidated statement of operations and comprehensive income (loss) in the period in which they are incurred.

Advertising Costs

The Company expenses advertising costs as incurred and were included as part of selling and marketing expenses. There were no advertising costs for the years ended December 31, 2023 and 2024.

Employee Benefit Plan

Employees of the Company located in Singapore participate in a compulsory saving scheme (pension fund) for the retirement of residents in Singapore. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. Total expenses for the plan were SGD 133,455 and SGD 164,390 (USD 123,293) for the years ended December 31, 2023 and 2024, respectively.

F-38

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. The Company has recognized deferred tax assets for temporary differences, operating losses and tax credit carryforwards. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. The accruals for deferred tax assets and liabilities, including deferred income tax assets and liabilities, are subject to significant judgment and are reviewed and adjusted routinely based on changes in facts and circumstances. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2023 and 2024.

The Company believes there were no uncertain tax positions as of December 31, 2023 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Segment Reporting

The ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures provides improvements to reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple measures of segment profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The ASU should be adopted retrospectively to all periods presented in the financial statements unless it is impracticable to do so. The Company adopted ASU 2023-09 for the year beginning on January 1, 2024. The adoption of ASU 2023-07 does not have a material impact on the Company’s consolidated balance sheets, statements of operations and comprehensive income (loss), cash flows or disclosures. Refer to Note 15, Segment Reporting for the inclusion of the new required disclosures.

Earnings (Loss) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2023 and 2024, there were no dilutive shares.

Comprehensive Income or loss

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income.

F-39

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Concentration, risks and uncertainties

Currency Risk

The Company’s operating activities are transacted in SGD. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company considers the foreign exchange risk in relation to transactions denominated in SGD with respect to USD is significant.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash with financial institutions located in Singapore. As of December 31, 2023 and 2024, SGD 4,482,359 and SGD 2,983,600 (USD 2,237,700) were deposited with financial institutions located in Singapore. The Deposit Protection Scheme introduced by the Singapore Government insured each depositor at one bank for a maximum amount of SGD75,000. Otherwise, these balances are not covered by insurance. The unsecured deposited amount as of December 31, 2023 and 2024 will be SGD 4,332,359 and SGD 2,833,600 (USD 2,125,200). The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

For the years ended December 31, 2023 and 2024, all of the Company’s assets were located in Singapore and all of the Company’s revenue were derived from its subsidiary located in Singapore. The Company has a concentration of its revenue and accounts receivable with specific customers and purchases and accounts payable with specific suppliers.

F-40

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

For the year ended December 31, 2023, four customers accounted for approximately 32%, 15%, 12% and 11% of the Company’s total revenue, respectively. For the year ended December 31, 2024, three customers accounted for approximately 24%, 22% and 19%of the Company’s total revenue, respectively.

As of December 31, 2023, four customers’ accounts receivable accounted for approximately 34%, 20%, 15% and 12% of the total accounts receivable, respectively. As of December 31, 2024, three customers’ account receivables accounted for approximately 70%, 11%, and 10% of total accounts receivable, respectively.

For the year ended December 31, 2023, none of the suppliers accounted for 10% of the Company’s total purchases. For the year ended December 31, 2024, one of the suppliers accounted for 12% of the Company’s total purchases.

As of December 31, 2023, two supplier’s accounts payable accounted for approximately 38% and 13%, respectively of the total accounts payable and three suppliers’ accounts payable accounted for approximately 31%, 20% and 13% of the total accounts payable as of December 31, 2024, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates are not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Recently Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

F-41

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for annual fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the potential impact of ASU 2023-09 on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

3. Accounts Receivable, net

Accounts receivable, net consisted of the following as of December 31:

	2023 SGD	2024 SGD	2024 USD
Accounts receivable	3,535,071	2,844,356	2,133,268
Less: allowance for credit loss	(6,170)	(6,170)	(4,628)
Accounts receivable, net	3,528,901	2,838,186	2,128,640

Movement of the allowance for accounts receivable were as follows for the years ended December 31, 2023 and 2024, respectively:

	2023	2024	2024
	SGD	SGD	USD
Balance at beginning of the year	6,170	6,170	4,628
Addition	2,750	-	-
Write-off	(2,750)	-	-
Balance at end of the year	6,170	6,170	4,628

F-42

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

4. Contract Assets/(Liabilities)

Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract assets consisted of the following as of December 31:

	2023 SGD	2024 SGD	2024 USD
Revenue recognized to date	26,612,224	18,772,315	14,079,237
Less: Progress billings to date	(21,105,331)	(14,965,455)	(11,224,091)
Less: Credit losses	(396,528)	(154,077)	(115,558)
Contract assets, current	5,110,365	3,652,783	2,739,588

Movement of the allowance for contract assets were as follows for the years ended December 31, 2023 and 2024 respectively:

	2023	2024	2024
	SGD	SGD	USD
Balance at beginning of the year	-	-	-
Addition	396,528	154,077	115,558
Write-off	(396,528)	(154,077)	(115,558)
Balance at end of the year	-	-	-

Contract liabilities consisted of the following as of December 31:

	2023	2024	2024
	SGD	SGD	USD
Billings in advance of performance obligation under contracts	1,482,957	805,163	603,872

Contract liabilities related to contracts are balances due to customers under contracts. These arise if a particular milestone payment exceeds the revenue recognized to date under the cost-to-cost method.

The movement in contract liabilities is as follows for the years ended December 31, 2023 and 2024, respectively:

	2023	2024	2024
	SGD	SGD	USD
Balance at beginning of the year	425,332	1,482,957	1,112,218
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(418,432)	(1,435,346)	(1,076,509)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	1,476,057	757,552	568,163
Balance at end of the year	1,482,957	805,163	603,872

F-43

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

5. Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following as of December 31:

	2023	2024	2024
	SGD	SGD	USD
Other deposits	78,164	61,814	46,360
Prepayments	36,916	29,671	22,253
Prepayment and other current assets	115,080	91,485	68,613

6. Property, plant and equipment, net

Property and equipment, stated at cost less accumulated depreciation and amortization, consisted of the following as of December 31:

	2023	2024	2024
	SGD	SGD	USD
Building and land	5,119,699	5,119,699	3,839,774
Furniture and fixtures	4,053	4,053	3,040
Motor vehicles	602,111	572,434	429,326
Electronic equipment	182,800	187,767	140,824
Machinery	33,993	33,993	25,495
Renovation	47,360	47,360	35,520
Forklift	69,000	69,000	51,750
Subtotal	6,059,016	6,034,306	4,525,729
Less: accumulated depreciation and amortization	(2,366,667)	(2,437,162)	(1,827,871)
Property and Equipment, net	3,692,349	3,597,144	2,697,858

Depreciation expenses of property and equipment totaled SGD161,711 and SGD170,344(USD 127,758) for the years ended December 31, 2023 and 2024, respectively.

7. Investment under equity method

Components of investment under equity method are as follows as of December 31:

	2023	2024	2024
	SGD	SGD	USD
Cost of investment in joint venture	101,000	101,000	74,750
Accumulated share of losses in joint venture	(101,000)	(101,000)	(74,750)
Total	-	-	-

F-44

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

8. Leases

Financing leases as lessee

As of December 31, 2023 and 2024, the Company has financing leases with the financial institutions on its consolidated balance sheets for hire purchase of motor vehicle.

The following table shows financing lease liabilities from the financial institutions, and the associated financial statement line items as follows as of December 31:

	2023	2024	2024
	SGD	SGD	USD
Liabilities
Financing lease liabilities current	16,680	11,121	8,340

Financing lease liabilities non-current	11,120	-	-

As of December 31, 2023 and 2024, leased assets which are included in the “Property, plant and equipment” of the consolidated balance sheet of following as of December 31:

	2023	2024	2024
	SGD	SGD	USD
Motor vehicles at cost	128,000	128,000	96,000
Less: Accumulated depreciation	(87,467)	(113,067)	(84,799)
Motor vehicles, net	40,533	14,933	11,201

Information relating to financing lease activities during the years ended December 31, 2023 and 2024 are as follows:

	2023	2024	2024
	SGD	SGD	USD
Financing lease expenses
Depreciation	25,600	25,600	19,200
Interest on lease liabilities	1,920	1,920	1,440
Total financing lease expenses	27,520	27,520	20,640

Maturities of lease liabilities as of December 31, 2024 were as follows:

	SGD	USD
For the year ending December 31,
2025	12,308	9,230
Total lease payments	12,308	9,230
Less: imputed interest	(1,187)	(890)
Total	11,121	8,340

F-45

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

The following table shows the weighted-average lease terms and discount rates as of December 31, 2023 and 2024 for finance leases:

	2023	2024
Weighted average remaining lease term (Years)
Finance leases	1.58	0.58
Weighted average discount rate (%)
Finance leases	2.28	2.28

Operating leases

The Company enter a 24 months lease agreement with the related party on January 1, 2024 to rent the warehouse for storage purpose with a monthly rental fee at SGD 60,000 (USD 44,400). As of December 31, 2024, the Company reports operating leases for leasehold buildings on its consolidated balance sheets.

The following table shows operating lease liabilities and the associated financial statement line items:

	2023	2024	2024
	SGD	SGD	USD
Liabilities
Operating lease liabilities – current – related party	-	711,389	533,542
Operating lease liabilities – non current – related party	-	-	-
Total	-	711,389	533,542

As of December 31, 2023 and 2024, “Right-of-use assets, net” consisted of the following:

	2023	2024	2024
	SGD	SGD	USD
Right of use assets – related party	-	1,407,124	1,055,343
Less: Accumulated amortization	-	695,735	521,801
Right of use assets, net – related party	-	711,389	533,542

F-46

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Information related to operating lease activities during the periods are as follows:

	2023	2024	2024
	SGD	SGD	USD
Operating lease expenses
Amortization	-	695,735	521,801
Interest of lease liabilities	-	24,265	18,199
Total operating lease expenses	-	720,000	540,000

Future operating lease payments as of December 31, 2024 are detailed as follows:

	SGD	USD
For the year ending December 31,
2025	720,000	540,000
Total lease payments	720,000	540,000
Less: imputed interest	(8,611)	(6,458)
Present value of operating lease liabilities	711,389	533,542
Less: Current portion	711,389	533,542
Long-term potion of operating lease liabilities	-	-

The following table shows the weighted-average lease terms and discount rates as of December 31, 2023 and 2024 for operating leases:

	2023	2024
Weighted average remaining lease term (Years)
Operating leases	-	1.00
Weighted average discount rate (%)
Operating leases	-	2.25

F-47

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

9. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of December 31:

	2023	2024	2024
	SGD	SGD	USD

Accruals for operating expenses	547,661	948,421	711,316
Retention payable	45,423	268,030	201,022
Other payables	42,711	33,461	25,096
Total	635,795	1,249,912	937,434

10. Bank Borrowings

Components of bank borrowings are as follows as of December 31:

		Interest rate	2023 SGD	2024 SGD	2024 USD
UOB – Loan 1 (Property)	(1)	1.98-4.95%	351,004	242,922	182,192
UOB – Loan 2 (Bridging Loan)	(2)	2.25%	1,408,486	583,237	437,428
Trust Receipt	(3)	5.98-7.00%	578,806	-	-
			2,338,296	826,159	619,620

Less: current portion of long-term bank borrowings			(1,447,966)	(696,956)	(522,717)
Non-current portion of long-term bank borrowings			890,330	129,203	96,903

(1)	The property loan with twenty-five years of term from February 2, 2002 to January 31, 2027 will maturity in January 2027 with interest rate at 1.68% for the per period from August 4, 2020 to August 3, 2022, 1.98% for the period from August 4, 2022 to August 3, 2023, and at 6.25% from August 4, 2023 and thereafter. The Company revised the loan on May 3, 2023 and the revised interest rate will be 1.20% plus compounded the Singapore Overnight Rate Average (SORA) reference rate for the period from June 1, 2023 to May 31, 2025, and at 2.00% plus compounded SORA reference rate for the period from June 1, 2025 and thereafter. As of December 31, 2024 the SORA rate is 3.07%.

(2)	The bridging loan with five years of term from September 30, 2020 to September 29, 2025 will maturity in October 2025 with the interest rate at 2.25%.

(3)

Trust receipt is the bank facilities that the Company uses to settle suppliers’ due invoices, it will be mature 120 days after the Company executes it. The interest rate will be 5.15%-7.00% depend on the date of execution. All trust receipts matured no later than July 26,2024.

As of December 31, 2024, the Company does not incur any new trust receipts.

Interest expenses pertaining to the above bank borrowings for the years ended December 31, 2023 and 2024 amounted to SGD 75,184 and SGD 64,000 (USD 48,000), respectively.

Components of bank borrowings interest are as follows as of December 31:

	2023	2024	2024
	SGD	SGD	USD
UOB – Loan 1 (Property)	13,602	14,766	11,074
UOB – Loan 2 (Bridging Loan)	36,793	25,146	18,860
Trust Receipt	24,789	24,088	18,066
Total	75,184	64,000	48,000

F-48

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Maturities of the bank borrowings were as follows:

	SGD	USD
For the year ending December 31,
2025	710,983	533,237
2026	122,264	91,698
2027	10,282	7,711
Total bank borrowings repayments	843,529	632,646

Current portion of long-term bank borrowings	710,983	533,237
Non-current portion of long-term bank borrowings	132,546	99,409
Less: imputed interest	(17,370)	(13,026)
Total	826,159	619,620

11. Income Taxes

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands and BVI withholding tax will be imposed.

Singapore

In accordance with the relevant tax laws and regulations of Singapore, a company registered in Singapore is subject to income taxes at a flat rate of 17%.

	For the years ended December 31,
	2023 SGD	2024 SGD	2024 USD
Income before provision for income taxes is attributable to the following geographic locations:
Singapore	(33,313)	(850,004)	(637,503)
Foreign	-	-	-
Total income (loss) before income taxes	(33,313)	(850,004)	(637,503)

The following table reconciles Singapore statutory rates to the Company’s effective tax:

	For the years ended December 31,
	2023 SGD	2024 SGD	2024 USD
Profit (loss) before income taxes	(33,313)	(850,004)	(637,503)
Singapore statutory income tax rate	17%	17%	17%

Non-deductible depreciation	-70%	-3%	-3%
Non-deductible professional fees	-467%	-9%	-9%
Other non-deductible expenses	-39%	-1%	-1%
Tax rebate and exemption	673%	0%	0%
Effective tax rate	114%	4%	4%

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	2023 SGD	2024 SGD	2024 USD
Allowance for credit loss	270,556	271,841	203,881
Lease liabilities	4,726	120,936	90,702
Net operating loss carried forward	-	32,641	24,481
Total deferred tax assets	275,282	425,418	319,064
Deferred tax liabilities:
Right-of-use assets	(7,069)	(120,936)	(90,702)
Total deferred tax liabilities	(7,069)	(120,936)	(90,702)
Net deferred tax asset:	268,213	304,482	228,362

F-49

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended December 31, 2023 and 2024. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

The tax years ended December 31, 2021 through 2024 for the Company’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities.

12. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a)	Fine Build-Ninefold Group Construction Company (Private) Limited

A Joint-Venture (JV) incorporated in Sri Lanka in year 2017 to bid a local project, FBS SG holding 30% shares of the JV. The Company started transferring the share to 3rd party in late 2019, however due to Covid-19 pandemic, the share transfer is still pending for the local secretary to execute. Currently, FineBuild only supply material to the JV.

(b)	54 Pandan Road Pte Ltd

A related company under common control with FBS SG as Mr. Kelvin Ang (also known as Poh Guan Ang) acts as the sole director in this company.

(c)	Fastfix Systems Pte Ltd

A related company under common control with FBS SG as Mr. Kelvin Ang acts as the sole director in this company.

(d)	Kelvin Ang

Present sole director and shareholder of FBS Global Limited.

(e)	Ang Poh Hwee

Project director of FBS Global Limited.

a.	Accounts receivable – related party

As of December 31, 2023 and 2024, the balances of Accounts receivable – related party were as follows:

		2023	2024	2024
		SGD	SGD	USD
Accounts receivable – related party
Fine Build-Ninefold Group Construction Company (Private) Limited	(1)	971,780	961,143	720,857
Allowance for credit loss	(1)	(971,780)	(961,143)	(720,857)
Total		-	-	-

F-50

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Movement of the allowance for credit loss were as follows for the years ended December 31, 2023 and 2024, respectively:

	2023	2024	2024
	SGD	SGD	USD
Balance at beginning of the year	990,941	971,780	728,835
Exchange rate effect	(19,161)	(10,637)	(7,978)
Balance at end of the year	971,780	961,143	720,857

b.	Other receivables – related parties

As of December 31, 2023 and 2024, the balances of other receivables-related parties were as follows:

		2023	2024	2024
		SGD	SGD	USD
Other receivables – related parties
Fine Build-Ninefold Group Construction Company (Private) Limited	(3)	575,200	593,390	445,043
Allowance for credit loss	(3)	(575,200)	(593,390)	(445,043)
54 Pandan Road Pte Ltd	(2)	212,794	-	-
Ang Poh Hwee	(4)	30,000	30,000	22,500
Total		242,794	30,000	22,500

Movement of the allowance for credit loss were as follows for the years ended December 31, 2023 and 2024, respectively:

	2023	2024	2024
	SGD	SGD	USD
Balance at beginning of the year	586,542	575,200	431,400
Exchange rate effect	(11,342)	18,190	13,643
Balance at end of the year	575,200	593,390	445,043

(1)	Supply construction material to the Joint Venture company. The Company may not be able to collect amounts due under COVID-19’s negative impact to the joint venture’s operation and financial condition, and the Company reserved 100% allowance for credit loss.
(2)	The Company approved a loan to 54 Pandan Road Pte Ltd on April 10, 2023, provided the loan of SGD2 million, with no interest. As of the date of this report, the Company has fully collected the loan from 54 Pandan Road Pte Ltd.
(3)	Management service provided to the Joint Venture company.
(4)	The Company paid on behalf of the director for a legal case between Newspaper Seng Pte Ltd and Ang Poh Hwee.

c.	Due to related parties

As of December 31, 2023 and 2024, the balances of amount due to related parties were as follows:

	2023	2024	2024
	SGD	SGD	USD
Due to related parties
Kelvin Ang	83,388	522,847	392,136
Total	83,388	522,847	392,136

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FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

d.	Related party transactions

	2023	2024	2024
	SGD	SGD	USD
Fine Build-Ninefold Group Construction Company (Private) Limited
Supply construction material	-	-	-
54 Pandan Road Pte Ltd
Rental of warehouse	-	720,000	540,000
Fastfixs Systems Pte Ltd
Consultation fee	138,000	217,500	163,125
Supply of labors	43,004	263,034	197,276

e.	Commitments

On November 25, 2020, the Company guaranteed a 5-year commercial loan SGD 200,000 from UOB Bank to Fastfixs Systems Pte Ltd, a related party. The interest rate is fixed at 2.25% per annum and Fastfixs Systems Pte Ltd shall repay the loan over 60 monthly installments with the interest.

The Company also guaranteed a SGD 7,400,000 10 year commercial loan on October 31, 2022, in the form of Letter of Credit from UOB Bank to 54 Pandan Road Pte Ltd, a related party. The Letter of Credit has been fully drawn down as of the date of this report.

13. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of the Cayman Islands on March 10, 2022. The authorized number of Ordinary Shares was 500,000,000 with par value of $0.001 per share. On August 2, 2022, the Company issued 11,250,000 shares to the controlling shareholder at par value of $0.001 per share. As a result, there are total 11,250,000 shares issued.

In financial year 2019 the subsidiary declared SGD 11,703,290 dividend to the shareholders and pay out the dividend SGD 4,086,016 at the same year. In financial year 2021, the subsidiaries paid out further dividend of SGD 1,300,000 on August 25, 2021 and issued 500,000 ordinary shares to pay the outstanding dividend payable on September 7, 2021. The balance of SGD 5,817,274 (USD 4,362,956) still remains in the account as of December 31, 2024.

On January 26, 2022, the subsidiary FBS SG issued 160,000 shares to two new shareholders, Master Stride Limited (“Master Stride”) and Fame Hall Investment Limited (“Fame Hall”), with consideration of SGD7.5 per share. Master Stride subscribed 82,000 ordinary shares for SGD 615,000 and Fame Hall subscribed 78,000 ordinary shares for SGD 585,000. A total of SGD 712,880 paid in capital received as of June 30, 2022. By August 2022, the two shareholders Master Stride and Fame Hall made full payment of SGD 1,200,000 to subscribe the share of the subsidiary FBS SG.

On February 7, 2025, the Company closed its IPO of 2,250,000 ordinary shares. The Shares were priced at $4.50 per share and the gross proceeds of this offering was $10.13 million and raised a total of US$8.8 million in net proceeds. The Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “FBGL” on February 7, 2025.

14. Commitments and Contingencies

Commitments

On November 25, 2020, the Company guaranteed a 5-year commercial loan SGD 200,000 from UOB Bank to Fastfixs Systems Pte Ltd, a related party. The interest rate is fixed at 2.25% per annum and Fastfixs Systems Pte Ltd shall repay the loan over 60 monthly installments with the interest.

The Company also guaranteed a SGD 7,400,000 10 year commercial loan on October 31, 2022, in the form of Letter of Credit from UOB Bank to 54 Pandan Road Pte Ltd, a related party. The Letter of Credit has been fully drawn down as of the date of this report.

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FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

The Company also has a banker’s guarantee totaling SGD 2.4 million (USD 1.8 million) from UOB Bank for the ongoing projects as of December 31, 2024. These guarantees are at the request of the main contractor or owner as a security deposit for the performance of the Company obligations under the contracts. All the banker’s guarantee will expired before September 28, 2028.

As of December 31, 2024, the future minimum payments under certain of the Company’s contractual obligations were as follows:

	Payment Due In
	Total SGD	Less than 1 year	1 – 2 years	3 – 5 years	Thereafter
Bank borrowings	843,529	710,983	132,546	-	-
Financing lease	12,308	12,308	-	-	-
Operating lease	720,000	720,000	-	-	-

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of December 31, 2023 and 2024, the Company is not involved in any material legal or administrative proceedings except for the case below with regards to its subsidiary FBS SG, which matter is now resolved.

In August 2021, Newspaper Seng Pte Ltd filed a claim against the Company for an amount of approximately SGD2.2 million. Newspaper Seng claim that they have enter an oral agreement with the Company in September 2015 to purchase a land and building at 54 Pandan Road, Singapore 609292 to redevelopment, and sale or commercial utilization of the land. Newspaper Seng would invest monies and the Company would be in charge the purchase, redevelopment and commercial utilization of the property. In November 2019, the Company transferred the property to a third party without the acknowledgment of Newspaper Seng. Hence Newspaper Seng wish to claim back the amount stated above to compensate the loss of the investment. Newspaper Seng Pte Ltd decided to withdraw the suit claims on November 30, 2023 and files the Notice of Discontinuances on April 25, 2024. As of May 21, 2024 both parties have discontinued their claims and counterclaims and the case were settled.

15. Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM), or decision-making group, in deciding how to allocate resources and in assessing performance.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands public entities’ segment disclosures, among others, requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; an amount and description of its composition for other segment items; and interim disclosures of a reportable segment’s profit or loss and assets. This new guidance was effective for us beginning on this annual report for the year ended December 31, 2024, and applied retrospectively to all prior periods presented. The impact of the adoption of this guidance was not material to the Company’s financial position or results of operations, as the requirements impact only segment reporting disclosures in our notes to financial statements.

The Company operates as one operating and reportable segment. All of the Company’s long-lived assets, comprised of property and equipment, are based in Singapore. All of the Company’s revenue was in Singapore for the years ended December 31, 2023 and 2024, based on the location of the customers.

The Company’s CODM is the Company’s Chief Executive Officer. The Company’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income (loss) that also is reported as consolidated net income (loss) on the statement of operations and comprehensive income (loss), after taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes revenue (i.e., supply materials or construction contract), cost of revenue (i.e., subcontracting costs, material costs, labor costs, equipment rental cost and overhead costs), and operating expenses (i.e., provision for credit losses, employees’ salaries and benefit, depreciation, legal and professional fees, and administrative expenses) at the consolidated level to manage the Company’s operations. Other segment items mainly included in interest expenses, net and other income, which are reflected in the segment and consolidated net income (loss). The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

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FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

	For the years ended December 31,
	2023 SGD	2024 SGD	2024 USD
Revenue
Supply materials	4,701	1,350	1,012
Revenue from contracts	21,805,616	13,846,198	10,384,649
Total revenue	21,810,317	13,847,548	10,385,661

Cost of revenue
Subcontracting costs	8,612,283	4,817,236	3,612,927
Material costs	6,282,505	3,686,385	2,764,789
Labor costs	3,048,639	2,521,648	1,819,236
Equipment rental costs	477,253	171,915	128,936
Overhead costs	744,797	1,400,288	1,050,216
Total cost of revenue	19,165,477	12,597,472	9,448,104
Gross profit	2,644,840	1,250,076	937,557

Operating expenses
Provision for credit losses	399,278	154,077	115,558
Employees’ salaries and benefit	895,520	1,066,971	800,228
Depreciation	161,712	170,343	127,757
Legal and Professional fees	905,287	465,242	348,932
Administrative expenses	330,793	360,768	270,576
Total operating expenses	2,689,590	2,063,324	1,663,051

Income (loss) from operations	(44,750)	(967,325)	(725,494)

Other income (expense)
Interest expenses, net	(77,104)	(65,921)	(49,440)
Finance expense, net	(8,096)	(4,273)	(3,205)
Other income	99,543	140,656	105,492
Foreign exchange gain (loss), net	(2,906)	46,859	35,144
Total other income, net	11,437	117,321	87,991

Income (loss) before provision for income taxes	(33,313)	(850,004)	(637,503)
Income tax (expense) benefit	37,998	35,638	26,728
Net income (loss)	4,685	(814,366)	(610,775)

16. Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2024 up through the date the Company issued these financial statements and noted that there are no other subsequent events that would require recognition or disclosure in the Company’s consolidated financial statements except for the events mentioned below.

On February 7, 2025, the Company closed its IPO of 2,250,000 ordinary shares. The Shares were priced at $4.50 per share and the gross proceeds of this offering was $10.13 million and raised a total of US$8.8 million in net proceeds. The Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “FBGL” on February 7, 2025.

On February 18, 2025, the Company entered into a research and development agreement with a third party and prepaid US$500,000. The parties are collaborating on developing processes and materials for paint coating steel structures for fire protection and other building applications.

On March 7, 2025, the Company acquired Bright Bless Developments Limited as a wholly-owned subsidiary for USD 100 to support regional expansion. Bright Bless serves as the holding entity for EFMK Supplies Limited, which was acquired on March 10, 2025 for HKD 2 and is positioned as an operating subsidiary focused on interior works in Hong Kong, Macau, and the PRC.

F-54